SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

25 March 2013

AVIVA PLC

2012 ANNUAL REPORT ON FORM 20-F AND
2012 ANNUAL REPORT AND ACCOUNTS

Following the release by Aviva plc (the "Company") on 7 March 2013 of the Company's 2012 Preliminary Results Announcement for the year ended 31 December 2012, the Company announces that it has today issued the documents listed below:

· 2012 Annual Report on Form 20-F, which has been filed with the United States Securities and Exchange Commission
· 2012 Annual Report and Accounts

The documents are available to view on the Company's website at www.aviva.com/reports and copies have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

The Company's 2012 Annual Review, Notice of Annual General Meeting 2013 and ancillary documents, together with hard copies of the 2012 Annual Report and Accounts, will be made available to shareholders on 2 April 2013.

Printed copies of the 2012 Annual Report and Accounts and 2012 Annual Review can be requested free of charge by shareholders from 2 April 2013 by contacting the Company's Registrar, Computershare Investor Services PLC, on 0871 495 0105 or at AvivaSHARES@computershare.co.uk, or by writing to the Group Company Secretary, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3DQ.

Enquiries:

Kirsty Cooper, Group General Counsel and Company Secretary
Telephone - 020 7662 6646

Liz Nicholls, Assistant Company Secretary
Telephone - 020 7662 8358

Information required under Disclosure & Transparency Rule 6.3.5(2)(b)

In accordance with Disclosure and Transparency Rule 6.3.5(2)(b), additional information is set out in the appendices to this announcement. These set out in full unedited text the directors' responsibility statement, events after the reporting period, principal risks and uncertainties and details of related party transactions extracted from the Annual Report and Accounts 2012.  Page references in the text refer to page numbers in the 2012 Annual Report and Accounts.

Directors' responsibility statement

Each of the directors listed on pages 80 to 82 confirm that, to the best of their knowledge:
·     The Group financial statements, which have been prepared in accordance with IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit/(loss) of the Group; and

·     The Directors' Report and the Management Report include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Events after the reporting period

On 8 January 2013 the Company announced its intention to sell the Group's remaining stake in Delta Lloyd N.V., a Dutch listed insurance company. The sale took place by way of an accelerated book build offering and the Group's entire remaining holding of 34,288,795 ordinary shares in Delta Lloyd N.V. was sold at a price of €12.65 per share. The sale completed on 14 January 2013.
On 17 January 2013 the Company announced it had agreed to sell the Group's stake in its Malaysian joint ventures, CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad, to Sun Life Assurance Company of Canada for £152 million payable in cash. The deal is subject to regulatory approval and is expected to complete during the first half of 2013.
On 27 February 2013 the Company announced it had agreed to sell Aviva Russia to Blagosostoyanie, a non-state pension fund in Russia, for a consideration of €35 million payable in cash. The sale is subject to approval by the Federal Antimonopoly Service of the Russian Federation and it is expected that the sale will complete during the first half of 2013.

Principal risks and uncertainties
In accordance with the requirements of the FSA Handbook (DTR 4.1.8) we provide a description of the principal risks and uncertainties facing the Group here and in note 56. Our disclosures covering 'risks relating to our business' in line with reporting requirements of the Securities Exchange Commission (SEC) provide more detail and can be found in the shareholder information section 'Risks relating to our business'.

Risk environment
Financial market conditions during 2012 were volatile although positive overall, benefiting from the expansionary monetary policies followed by central banks across a number of economies in the second half of the year. However, the continued political and economic uncertainty relating to the Eurozone combined with the high levels of debt in many western economies continues to act as a brake on economic growth and raises the likelihood of a low growth, low interest rate environment persisting for some time.
Reflecting the wider financial and economic conditions, both UK and international regulatory authorities have implemented, or are in the process of considering, enhanced regulatory requirements intended to prevent future crises arising or assure the stability of institutions under their supervision. A good example of this in the UK is the Prudential Regulatory Authority's (PRA) proposed focus on ensuring that firms have adequate resolution arrangements in place.
Further regulatory uncertainty arose from the ongoing discussions regarding the technical standards for, and the implementation date of, Solvency II. Aviva continues to actively participate in the development of Solvency II through key European industry working groups.

Risk profile
The types of risk to which the Group is exposed have not changed significantly over the year and remain credit, market, insurance, asset management, liquidity, operational and reputational risks as described in note 56 of the IFRS financial statements.
Reflecting Aviva's objective of building financial strength and reducing capital volatility, the Group has taken steps to amend its risk profile. These include a net sell down of approximately €3.6 billion (gross of minority interests) Italian government bonds, a reduction in credit exposure to European financial institutions and a move towards a more general reduction in credit risk predominantly achieved through the sale of the Group's US subsidiary (which remains subject to regulatory approval). Restrictions on non-domestic investment in sovereign and corporate debt from Greece, Ireland, Italy, Portugal and Spain remain in place and balance sheet volatility was further reduced through the sell down of Delta Lloyd in July 2012. As described in note 56, a number of foreign exchange rate, credit and equity hedges are also in place. The reduction in credit and equity exposure noted above also reflects a broader move towards a more balanced risk profile.
Subsequent to the year end, the Group has also taken action to improve its access to dividends from the Group's insurance and asset management businesses by undertaking a corporate restructuring whereby Aviva Group Holdings (AGH) has purchased from Aviva Insurance Limited (AIL) its interest in the majority of its overseas businesses. This purchase has been funded by intercompany loans. It is planned to pay down the intercompany loan balances over time, in addition to meeting the Groups normal operating expenses, taxes, interest on our external debt, dividends and repayment of maturing debt.
Going forward, the Groups focus is on fewer businesses as is reflected in the sale of Aviva's Czech Republic, Hungarian and Romanian life businesses, the sale of Aviva's interest in our Sri Lankan joint venture, our remaining stake in Delta Lloyd and the agreed sale of the US business, the Romanian pensions business, Aviva Russia, and our stake in the Malaysian joint venture CIMB. The process of exiting these non-core businesses will reduce the amount of the Group's capital employed in less economically profitable areas, decrease balance sheet volatility and required capital, and will allow capital to be re-employed in businesses that enhance the Group's return on risk based capital. Execution risk is inherent in the completion of all strategic transactions, with a corresponding potential impact on capital requirements and liquidity.
As a result of the sale of businesses (in particular the US), the Group's future earnings have been reduced and the tangible net asset value of the Group has fallen (leading to an increase in the leverage ratio to close to 50%). We have plans in place to improve earnings through managing the deployment of capital to maximise return and expense reduction (though clearly execution risk remains). These additional earnings, combined with higher retained profits, should enable us to reduce our external leverage ratio to 40% in the medium term and reduce internal leverage.

56 - Risk management
This note sets out the major risks our businesses and its shareholders face and describes the Group's approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group's earnings and capital position.

(a) Risk management framework
The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework comprise risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles and responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.
For the purposes of risk identification and measurement, and aligned to Aviva's risk policies, risks are usually grouped by risk type: credit, market, liquidity, life insurance, general insurance, asset management and operational risk. Risks falling within these types may affect a number of metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation.
To promote a consistent and rigorous approach to risk management across all businesses we have a set of risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group's worldwide operations. On a semi-annual basis the business chief executive officers and chief risk officers sign-off compliance with these policies and standards, providing assurance to the relevant oversight committees that there is a consistent framework for managing our business and the associated risks.
A regular top-town key risk identification and assessment process is carried out by the risk function. This includes the consideration of emerging risks and is supported by deeper thematic reviews. This process is replicated at the business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.
Risk models are an important tool in our measurement of risks and are used to support the monitoring and reporting of the risk profile and in the consideration of the risk management actions available. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged.
Roles and responsibilities for risk management in Aviva are based around the 'three lines of defence model' where ownership for risk is taken at all levels in the Group. Line management in the business is accountable for risk management, including the implementation of the risk management framework and embedding of the risk culture. The risk function is accountable for quantitative and qualitative oversight and challenge of the IMMMR process and for developing the risk management framework. Internal Audit provides an independent assessment of the risk framework and internal control processes.
Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital, liquidity and franchise value at Group and in the business units. Economic capital risk appetites are also set for each risk type. The Group's position against risk appetite is monitored and reported to the Board on a regular basis. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk Reputation Committee (ORRC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units.

56 - Risk management continued
Further information on the types and management of specific risk types is given in sections (b) - (j) below.
The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this note. We work with these entities to understand how risks are managed and to align them, where possible, with Aviva's framework.

(b) Credit risk
Credit risk is the risk of financial loss as a result of the default or failure of third parties to meet their payment obligations to Aviva, or variations in market values as a result of changes in expectations related to these risks. Credit risk is an area where we can provide the returns required to satisfy policyholder liabilities and to generate returns for our shareholders. In general we prefer to take credit risk over equity and property risks, due to the better expected risk adjusted return, our credit risk analysis capability and the structural investment advantages conferred to insurers with long-dated, relatively illiquid liabilities.
Our approach to managing credit risk recognises that there is a risk of adverse financial impact resulting from fluctuations in credit quality of third parties including default, rating transition and credit spread movements. Our credit risks arise principally through exposures to debt security investments, structured asset investments, bank deposits, derivative counterparties, mortgage lending and reinsurance counterparties.
The Group manages its credit risk at business unit and Group level. All business units are required to implement credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a Group limit framework that must be adhered to by all.
A detailed breakdown of the Group's current credit exposure by credit quality is shown below.

(i) Financial exposures by credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure of the Group for financial assets with external credit ratings, excluding assets 'held for sale'. 'Not rated' assets capture assets not rated by external ratings agencies.

As at 31 December 2012	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less assets classified as held for sale	Carrying value £m
Debt securities	24.4%	16.9%	23.8%	25.4%	4.2%	5.3%	161,623	(33,617)	128,006
Reinsurance assets	0.4%	63.4%	30.1%	0.7%	0.1%	5.3%	7,567	(883)	6,684
Other investments	0.1%	0.2%	2.3%	2.0%	1.5%	93.9%	30,093	(1,550)	28,543
Loans	5.8%	8.2%	1.2%	0.1%	0.7%	84.0%	27,934	(3,397)	24,537
Total							227,217	(39,447)	187,770

As at 31 December 2011	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less assets classified as held for sale	Carrying value £m
Debt securities	32.3%	13.2%	29.9%	16.3%	2.8%	5.4%	153,345	(93)	153,252
Reinsurance assets	0.0%	70.1%	23.2%	0.0%	0.4%	6.3%	7,113	(1)	7,112
Other investments	0.2%	0.8%	1.4%	2.3%	0.4%	94.9%	30,377	217	30,160
Loans	0.9%	1.3%	1.2%	0.2%	0.8%	95.6%	28,116	-	28,116
Total							218,951	(311)	218,640

 The carrying amount of assets included in the statement of financial position represents the maximum credit exposure.

 The impact of collateral held on the net credit exposure is shown below.

2012				Restated 2011
At 31 December 2012	Carrying value in the statement of financial position £m	Collateral held £m	Net credit exposure £m	Carrying value in the statement of financial position £m	Collateral held £m	Net credit exposure £m
Debt securities	161,623	(33)	161,590	153,345	(31)	153,314
Reinsurance assets	7,567	(21)	7,546	7,113	(443)	6,670
Other investments	30,093	(1,224)	28,869	30,377	(465)	29,912
Loans	27,934	(26,893)	1,041	28,116	(26,957)	1,159
Total	227,217	(28,171)	199,046	218,951	(27,896)	191,055
Less: Assets classified as held for sale	(39,447)	3,958	(35,489)	(311)	-	(311)
Total (excluding held for sale)	187,770	(24,213)	163,557	218,640	(27,896)	190,744
Following a review of the collateral reported, the total net credit exposure (excluding assets classified as held for sale) at 31 December 2011 has decreased by £1,045 million.

Additional information in respect to collateral is provided in notes 23(c) and notes 25(d)(i).
To the extent that collateral held is greater than the amount receivable that it is securing, the table above shows only an amount equal to the latter. In the event of default, any over-collateralised security would be returned to the relevant counterparty.

56 - Risk management continued
(ii) Financial exposures to peripheral European countries
Included in our debt securities and other financial assets, are exposures to peripheral European countries. Gross of non-controlling interests, our direct shareholder assets exposure to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain has reduced since 2011 and is detailed in 25 (e). We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets.

(iii) Other investments
Other investments (including assets of operations classified as held for sale) include unit trusts and other investment vehicles; derivative financial instruments, representing positions to mitigate the impact of adverse market movements; and other assets includes deposits with credit institutions and minority holdings in property management undertakings.
The credit quality of the underlying debt securities within investment vehicles is managed by the safeguards built into the investment mandates for these funds which determine the funds' risk profiles. At the Group level, we also monitor the asset quality of unit trusts and other investment vehicles against Group set limits.
A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall appetite for market risk.

(iv) Loans
The Group loan portfolio principally comprises:
· Policy loans which are generally collateralised by a lien or charge over the underlying policy;
· Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities; and
· Mortgage loans collateralised by property assets.

We use loan to value; interest and debt service cover; and diversity and quality of the tenant base metrics to internally monitor our exposures to mortgage loans. We use credit quality, based on dynamic market measures, and collateralisation rules to manage our stock lending activities. Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies.

(v) Credit concentration risk
The long-term and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets is approximately 1.5% of the total shareholder assets (gross of 'held for sale').

(vi) Reinsurance credit exposures
The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group risk function has an active monitoring role with escalation to the Chief Financial Officer (CFO), Group ALCO and the Board Risk Committee as appropriate.
The Group's largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2012, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,717 million.

(vii) Securities finance
The Group has significant securities financing operations within the UK and smaller operations in some other businesses. The risks within this activity are mitigated by over-collateralisation and minimum counterparty credit quality requirements which are designed to minimise residual risk. The Group operates strict standards around counterparty quality, collateral management, margin calls and controls.

(viii) Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain foreign exchange trades where it has historically been the market norm not to collateralise). Residual exposures are captured within the Group's credit management framework.

(ix) Unit-linked business
In unit-linked business the policyholder bears the direct market risk and credit risk on investment assets in the unit funds and the shareholders' exposure to credit risk is limited to the extent of the income arising from asset management charges based on the value of assets in the fund.

56 - Risk management continued
(x) Impairment of financial assets
In assessing whether financial assets are impaired, due consideration is given to the factors outlined in accounting policy (S). The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired. The table excludes assets 'held for sale'.

	Financial assets that are past due but not impaired
At 31 December 2012	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	128,006	-	-	-	-	-	128,006
Reinsurance assets	6,684	-	-	-	-	-	6,684
Other investments	28,535	-	-	-	-	8	28,543
Loans	23,770	85	-	-	-	682	24,537
Receivables and other financial assets	7,518	46	13	14	26	-	7,617

	Financial assets that are past due but not impaired
At 31 December 2011	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	152,988	-	-	-	-	264	153,252
Reinsurance assets	7,112	-	-	-	-	-	7,112
Other investments	30,152	-	-	-	-	8	30,160
Loans	27,582	6	-	-	-	528	28,116
Receivables and other financial assets	7,650	134	148	2	3	-	7,937

Where assets have been classed as 'past due and impaired', an analysis is made of the risk of default and a decision is made whether to seek to mitigate the risk. There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(c) Market risk
Market risk is the risk of adverse financial impact resulting, directly or indirectly from fluctuations in interest rates, foreign currency exchange rates, equity and property prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders. We actively seek some market risks as part of our investment and product strategy however have limited appetite for interest rate risk as we do not believe it is adequately rewarded.
The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group Risk is responsible for monitoring and managing market risk at Group level and has an established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.
In addition, where the Group's long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders' risk and reward objectives. The Group writes unit-linked business in a number of its operations. The shareholders' exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.
The most material types of market risk that the Group is exposed to are described below.

(i) Equity price risk
The Group is subject to equity price risk arising from changes in the market values of its equity securities portfolio.
We continue to limit our direct equity exposure in line with our risk preferences. The reduction of the shareholding in Delta Lloyd has decreased the Group's equity price risk and, in particular, has led to a fall in equity exposures. Our equity hedging programme during 2012 has further reduced our equity exposures. At a business unit level, investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.
Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2012 the Group's shareholder funds held £3 billion notional of equity hedges, with up to 12 months to maturity with an average strike of 88% of the prevailing market levels on 31 December 2012.
Sensitivity to changes in equity prices is given in section '(j) risk and capital management' below.

(ii) Property price risk
The Group is subject to property price risk directly due to holdings of investment properties in a variety of locations worldwide and indirectly through investments in mortgages and mortgage backed securities. Investment in property is managed at business unit level, and is subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders.
As at 31 December 2012, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.
Sensitivity to changes in property prices is given in section '(j) risk and capital management' below.

56 - Risk management continued
(iii) Interest rate risk
Interest rate risk arises primarily from the Group's investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder product features have an influence on the Group's interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material guarantees and options are given in note 41.
Exposure to interest rate risk is monitored through several measures that include duration, economic capital modelling, sensitivity testing and stress and scenario testing. The impact of exposure to sustained low interest rates is considered within our scenario testing.
The Group typically manages interest rate risk by investing in fixed interest securities which closely match the interest rate sensitivity of the liabilities where this is available. Interest rate risk is also managed in some business units using a variety of derivative instruments, including futures, options, swaps, caps and floors.
Sensitivity to changes in interest rates is given in section '(j) risk and capital management' below. Further information on borrowings is included in note 48.

(iv) Inflation risk
Inflation risk arises primarily from the Group's exposure to general insurance claims inflation, to inflation linked benefits within the defined benefit staff pension schemes and within the UK annuity portfolio and to expense inflation. Increases in long-term inflation expectations are closely linked to long-term interest rates and so are frequently considered with interest rate risk. Exposure to inflation risk is monitored through economic capital modelling, sensitivity testing and stress and scenario testing. The Group typically manages inflation risk through its investment strategy and, in particular, by investing in inflation linked securities and through a variety of derivative instruments, including inflation linked swaps.

(v) Currency risk
The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either by unit-linked or with-profit contract liabilities or hedging.
The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group's premium income arises in currencies other than sterling and the Group's net assets are denominated in a variety of currencies, of which the largest are euro, sterling and US dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.
Businesses aim to maintain sufficient assets in local currency to meet local currency liabilities, however movements may impact the value of the Group's consolidated shareholders' equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. These exposures are managed by aligning the deployment of regulatory capital by currency with the Group's regulatory capital requirements by currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

At 31 December 2012 and 2011, the Group's total equity deployment by currency including assets 'held for sale' was:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2012	4,445	4,648	(51)	2,318	11,360
Capital 31 December 2011	3,427	6,442	3,237	2,257	15,363

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Net assets at 31 December 2012	(386)	411	34	(5)
Net assets at 31 December 2011	(524)	632	(323)	323

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on profit before tax, excluding 'discontinued operations'.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Impact on profit before tax 31 December 2012	(32)	32	1	(1)
Impact on profit before tax 31 December 2011	(84)	11	(4)	17

The balance sheet changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These balance sheet movements in exchange rates therefore have no impact on profit. Net asset and profit before tax figures are stated after taking account of the effect of currency hedging activities.

56 - Risk management continued
(vi) Derivatives risk
Derivatives are used by a number of the businesses. Activity is overseen by the Group risk function, who monitors exposure levels and approves large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.
The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

(vii) Correlation risk
The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the internal economic capital model and in scenario analysis.

(d) Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. The Company's main sources of liquidity are liquid assets held within the Company and Aviva Group Holdings Limited (AGH), and dividends received from the Group's insurance and asset management businesses. Sources of liquidity in normal markets also includes a variety of short and long-term instruments including commercial papers and medium and long-term debt. For 2012 and prior years, the Company's main sources of liquidity also included intercompany loans from Aviva Insurance Limited and Aviva International Insurance Limited, subject to regulatory constraints. In addition to the existing liquid resources and expected inflows, the Group and Company maintain significant undrawn committed borrowing facilities (£2.1 billion) from a range of leading international banks to further mitigate this risk.

Maturity analyses
The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them. A maturity analysis of the contractual amounts payable for borrowings and derivatives is given in notes 48 and 57, respectively. Contractual obligations under operating leases and capital commitments are given in note 52.

(i) Analysis of maturity of insurance and investment contract liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2012 and 2011 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for these contracts. However, contractually, the total liability for linked business and non-linked investment contracts would be shown in the 'within 1 year' column below, and previously the total liability for linked business was shown in the 'within 1 year' column. Changes in durations between 2011 and 2012 reflect evolution of the portfolio, and changes to the models for projecting cash-flows.

At 31 December 2012	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	117,602	8,303	31,894	44,455	32,950
Investment contracts - non-linked	59,788	2,491	12,390	16,679	28,228
Linked business	69,690	5,667	18,203	21,590	24,230
General insurance and health	15,006	6,166	5,763	2,456	621
Total contract liabilities	262,086	22,627	68,250	85,180	86,029

At 31 December 2011	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked (restated)1	117,442	9,693	35,403	45,829	26,517
Investment contracts - non-linked (restated)1	62,412	6,240	20,208	26,252	9,712
Linked business (restated)2	65,994	7,297	20,614	24,324	13,759
General insurance and health	15,241	5,645	5,967	2,913	716
Total contract liabilities	261,089	28,875	82,192	99,318	50,704

1Following a review of the classification of contracts issued by the Group's Italian long-term business, certain portfolios have been reclassified from participating insurance to participating investment contracts for all years presented. There is no impact on the result for any year presented as a result of this classification

2Linked business maturity profile has been restated to reflect an expected rather than contractual basis. Contractually, the total liability for linked business would be shown in the 'within 1 year column'

56 - Risk management continued
(ii) Analysis of maturity of financial assets
The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2012	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	128,006	16,796	36,009	75,198	3
Equity securities	32,529	-	-	-	32,529
Other investments	28,543	12,638	866	12,508	2,531
Loans	24,537	5,358	1,780	17,329	70
Cash and cash equivalents	22,897	22,897	-	-	-
	236,512	57,689	38,655	105,035	35,133

At 31 December 2011	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	153,252	18,698	39,079	95,460	15
Equity securities	32,646	-	-	-	32,646
Other investments	30,160	21,007	1,192	1,016	6,945
Loans	28,116	6,490	2,800	18,825	1
Cash and cash equivalents	23,043	23,043	-	-	-
	267,217	69,238	43,071	115,301	39,607

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the 'On demand or within 1 year' column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group's investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

(e) Life insurance risk
Life insurance risk in the Group arises through its exposure to mortality and morbidity risks and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses. The Group chooses to take measured amounts of life insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available.
The underlying risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2012, although the current low levels of interest rates have increased our sensitivity to longevity shocks. Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write strong volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to benefit from a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life insurance risks are managed as follows:
·     Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows businesses to select reinsurers, from those approved by the Group, based on local factors, but retains oversight of the overall exposures and monitor that the aggregation of risk ceded is within credit risk appetite.

·     Longevity risk and internal experience analysis are monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and any associated capital implications. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market solutions to mitigate this risk further.

·     Persistency risk is managed at a business unit level through frequent monitoring of company experience, and benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise lapse. The Group has developed guidelines on persistency management.

· Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units and exposes Aviva to changes in policyholder behaviour in the exercise of options as well as market risk.

56 - Risk management continued
Examples of each type of embedded derivative affecting the Group are:
·     Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.

· Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
· Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework.

(f) General insurance risk
Types of risk
General insurance risk in the Group arises from:
· Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
· Unexpected claims arising from a single source or cause;
· Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten; and
· Inadequate reinsurance protection or other risk transfer techniques.
Aviva has a preference for general insurance risk in measured amounts for explicit reward, in line with our core skills in underwriting and pricing. The majority of the general insurance business underwritten by the Group continues to be short tail in nature such as motor, household and commercial property insurances. The Group's underwriting strategy and appetite is communicated via specific policy statements, related business standards and guidelines. General insurance risk is managed primarily at business unit level with oversight at the Group level. Claims reserving is undertaken by local actuaries in the various general insurance businesses and is also subject to periodic external reviews. Reserving processes are further detailed in note 39 'insurance liabilities'.
The vast majority of the Group's general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks
Significant insurance risks will be reported under the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements.
Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The business units are assisted by a Business Capability team who provide technical input for major decisions which fall outside individual delegated limits or escalations outside group risk preferences, group risk accumulation, concentration and profitability limits.

Reinsurance strategy
Significant reinsurance purchases are reviewed annually at both business unit and Group level to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. The basis of these purchases is underpinned by analysis of economic capital, economic gain, earnings volatility, liquidity, retained risk exposure profile and the Group's franchise value.
Detailed actuarial analysis is used to calculate the Group's extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we analyse the natural catastrophe exposure using external probabilistic catastrophe models widely used by the rest of the (re)insurance industry.
The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure zone (Northern Europe) is approximately £260 million, for a one in ten year annual loss scenario, compared to approximately £460 million when measured on a one in a hundred year annual loss scenario.
In our 2011 Annual Report & Accounts we reported our participation in a share of Hiscox's US property catastrophe portfolio. This arrangement expired on the 31 December 2012 and remaining exposure will run off during 2013.

(g) Asset management risk
Asset Management risk arises through exposure to negative investment performance, fund liquidity, and factors that influence franchise value such as product development appropriateness and capability, and client retention. The Group's exposure to asset management risk is informed through regular assessment of the investment management capabilities and proven track record of the investment funds.
Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. Investment performance has remained strong over 2012 despite some positions being impacted by the volatility of global markets.

56 - Risk management continued
Action has been taken during the year to improve the operational infrastructure and enhance the quality of the customer experience including; progressing towards the implementation of the Blackrock Aladdin platform to support our investment process; review of our Business Development capability; and a continued drive to work closely with clients.

(h) Operational risk
Operational risk is the risk of direct or indirect loss, arising from inadequate or failed internal processes, people and systems, or external events including changes in the regulatory environment. We have limited appetite for operational risk and aim to reduce these risks as far as is commercially sensible.
Our business units are primarily responsible for identifying and managing operational risks within their businesses, within the group-wide operational risk framework including the risk and control self-assessment process. Businesses must be satisfied that all material risks falling outside our risk tolerances are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events, taking appropriate action to address actual control breakdowns and promote internal learning.

(i) Brand and reputation risk
We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer's expectations for the product change. We seek to reduce this risk to as low a level as commercially sensible.
The FSA regularly considers whether we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.
If we do not manage the perception of our brands and reputation successfully, it could cause existing customers or agents to withdraw from our business and potential customers or agents to choose not to do business with us.

(j) Risk and capital management
(i) Sensitivity test analysis
The Group uses a number of sensitivity tests to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on the Group's key financial performance metrics to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.
For long-term business in particular, sensitivities of market consistent performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

(ii) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

(iii) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques. These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

(iv) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

56 - Risk management continued
Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business
Sensitivities as at 31 December 2012

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(160)	130	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(40)	35	(5)	10	(15)	(20)	-	-
Assets backing life shareholders' funds	10	(15)	(40)	45	(45)	-	-	-
Total excluding Delta Lloyd and United States	(290)	180	(585)	120	(165)	(130)	(50)	(520)
United States	880	(640)	495	-	-	-	-	-
Total excluding Delta Lloyd	590	(460)	(90)	120	(165)	(130)	(50)	(520)

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(165)	125	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(45)	40	-	10	(15)	(20)	-	-
Assets backing life shareholders' funds	(5)	-	(45)	50	(50)	-	-	-
Total excluding Delta Lloyd and United States	(315)	195	(585)	125	(170)	(130)	(50)	(520)
United States	-	-	-	-	-	-	-	-
Total excluding Delta Lloyd	(315)	195	(585)	125	(170)	(130)	(50)	(520)

Sensitivities as at 31 December 2011

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(155)	(20)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(180)	130	(385)	30	(35)	(65)	(45)	(470)
Investment participating	(35)	40	(30)	50	(75)	(10)	-	-
Investment non-participating	(15)	20	(5)	15	(15)	(20)	-	-
Assets backing life shareholders' funds	135	(15)	(10)	10	(10)	-	-	-
Total excluding Delta Lloyd and United States	(140)	20	(450)	110	(230)	(140)	(55)	(520)
United States	45	(50)	10	50	(35)	(10)	(15)	-
Total excluding Delta Lloyd	(95)	(30)	(440)	160	(265)	(150)	(70)	(520)

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(155)	(25)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(180)	130	(385)	30	(35)	(65)	(45)	(470)
Investment participating	(35)	40	(30)	50	(75)	(10)	-	-
Investment non-participating	(15)	20	(5)	15	(15)	(20)	-	-
Assets backing life shareholders' funds	125	-	(15)	15	(15)	-	-	-
Total excluding Delta Lloyd and United States	(150)	35	(460)	115	(235)	(140)	(55)	(520)
United States	(540)	455	(350)	50	(35)	(10)	(15)	-
Total excluding Delta Lloyd	(690)	490	(810)	165	(270)	(150)	(70)	(520)

56 - Risk management continued
Changes in sensitivities between 2012 and 2011 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions.
The sensitivities to economic movements (excluding the United States) relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. The mortality sensitivities also relate primarily to the UK.
In the United States, most debt securities are classified as AFS for which movements in unrealised gains or losses are taken directly to shareholders' equity. This limited the overall sensitivity of IFRS profit to interest rate and credit spread movements. Following the classification of the business as held for sale in 2012 it was remeasured to fair value less costs to sell. It has been assumed that economic movements would not materially impact the fair value less costs to sell and the impact on shareholders' equity is therefore reported as £nil. As a result, were economic movements to occur, the corresponding movements in AFS assets which would be taken directly to shareholders' equity, are reversed out through profit before tax in order to maintain the remeasurement value of the US at fair value less costs to sell.

General insurance and health business
sensitivities as at 31 December 2012

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	45	(50)	(120)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	45	(50)	(120)	(285)

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	50	(50)	(25)	(285)

Sensitivities as at 31 December 2011

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	(125)	50	(55)	(130)	(300)

Net of reinsurance excluding Delta Lloyd	(275)	275	(125)	50	(55)	(130)	(290)

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	(125)	50	(55)	(30)	(300)

Net of reinsurance excluding Delta Lloyd	(275)	275	(125)	50	(55)	(30)	(290)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance business
sensitivities as at 31 December 2012

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

56 - Risk management continued

Sensitivities as at 31 December 2011

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	-	(40)	75

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	-	(40)	75

Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Related party disclosures
Related party transactions
For more information relating to related party transactions, including more information about the transactions described below, please see 'Financial Statements IFRS - Note 59 - Related party transactions'.

Subsidiaries
Transactions between the Company and its subsidiaries are eliminated on consolidation.

Key management compensation
The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2012 £m	2011 £m
Salary and other short-term benefits1	4.7	6.7
Other long-term benefits	0.4	2.8
Post-employment benefits1	1.9	1.7
Equity compensation plans1	4.8	5.9
Termination benefits1	1.5	0.7
Total	13.3	17.8

Various directors and key management of Aviva may from time to time purchase insurance, asset management or annuity products, from Aviva Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.
Apart from the disclosed transactions discussed above and in the 'Governance' section of this report, no director had an interest in shares, transactions or arrangements that requires disclosure under applicable rules and regulations.

Other related parties
The Group received income from and paid expenses to other related parties from transactions made in the normal course of business. Loans to other related parties are made on normal arm's length commercial terms.

Services provided to, and by related parties

				2012				2011
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m
Associates	-	(4)	-	-	-	(3)	(49)	-
Joint ventures	23	(1)	-	103	23	-	-	125
Employee pension schemes	12	-	-	6	13	-	-	9
	35	(5)	-	109	36	(3)	(49)	134

In addition to the amounts disclosed for associates and joint ventures above, at 31 December 2012 amounts payable at yearend were £nil, and expenses incurred during the period were £5 million.
Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 18(b). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 18(a).
Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group managed funds and insurance policies with other Group companies, as explained in note 47(e)(iii).
The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 51(g).

Loans to joint ventures
We make loans to our property management joint ventures to fund property developments which we undertake with our joint venture partners. Movements in these loans may be found in 'Financial Statements IFRS - Note 18 - Interests in, and loans to, joint ventures'. Total loans at 31 December 2012 and at the end of each of the last three financial years are shown in the table below:

Loans to joint ventures	2012 £m	2011 £m	2010 £m
	92	100	375

59 - Related party transactions
This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.
The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

Services provided to, and by related parties

				2012				2011
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m
Associates	-	(4)	-	-	-	(3)	(49)	-
Joint ventures	23	(1)	-	103	23	-	-	125
Employee pension schemes	12	-	-	6	13	-	-	9
	35	(5)	-	109	36	(3)	(49)	134

Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 18(b). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 18(a).
Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in note 47(e)(iii).
The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 51(g).

Key management compensation
The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2012 £m	2011 £m
Salary and other short-term benefits1	4.7	6.7
Other long-term benefits	0.4	2.8
Post-employment benefits1	1.9	1.7
Equity compensation plans1	4.8	5.9
Termination benefits1	1.5	0.7
Total	13.3	17.8
1Following a review of the composition of key management in the current year, comparative amounts have been restated from the amounts previously reported. The total key management compensation reported in 2011 was £65 million

Information concerning individual directors' emoluments, interests and transactions is given in the Directors' Remuneration Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 March 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary